BLUEPHOENIX SOLUTIONS REPORTS RECORD FIRST QUARTER 2004 RESULTS

First Quarter 2004 Record Revenues, Operating Profit, and Net Profit

EPS of $0.08

Herzlia, Israel - May 10, 2004 - BluePhoenix Solutions Ltd. (NASDAQ:BPHX), the leader in Enterprise IT Modernization, today reported record revenues, operating profit, and net profit for the first quarter ending March 31, 2004.

Revenues for the first quarter of 2004 were $14.1 million, compared to $13.3 million in the first quarter of 2003. Operating income was $987 thousand, and net income for the quarter was $1.1 million or $0.08 per fully diluted share, as compared to a nominal operating profit of $34 thousand, and a net profit of $62 thousand in the comparable first quarter of 2003.

In the first quarter of 2004, BluePhoenix successfully continued to further implement all aspects of its previously announced business strategy:

Technology Expansion -

A new version of our IT Discovery tool was introduced at the Gartner ITxpo conference in conjunction with Merrill Lynch. Merrill Lynch is using the system as a self-service application portfolio management solution, and provides a very positive reference for BluePhoenix.

In mid-February, our subsidiary Mainsoft launched the new "Visual MainWin for J2EE" product. This is an innovative cross-platform development solution that bridges the .NET/J2EE divide by bringing Microsoft's .NET languages to the J2EE platform. At the same time, Mainsoft also announced that Siebel has adopted the new product and plans to offer it to its CRM customers. This will enable these customers to accelerate their J2EE development using Visual Studio .NET.

Partnerships - BluePhoenix signed two new partnership agreements in the first quarter. First, a strategic alliance was formed with Capgemini to address the growing market for legacy IT modernization among business and financial customers in Sweden. Second, a strategic partnership was finalized with MillenniuM Information Systems, a leading developer of strategic IT systems, in order to deliver end-to-end modernization solutions to business, industry, and government agencies at the Federal, state, and local levels.

Infrastructure - We extended our global reach by establishing a new local office in Australia.

New Customers - For the quarter, we received five material orders from customers.

Project Delivery - During the quarter, we successfully completed three projects. We believe this further validates our strategy, demonstrating that in order to assure a timely and less costly delivery service, we need local teams that operate and manage remote offshore professional groups.

Development - We have started to develop our next generation of products and tools, which will allow the fluent transformation of legacy code to state-of-the-art platforms, such as J2EE and .NET.

Finance - We completed a $5 million financing deal through a series of 32 month convertible debentures that carry an annual interest rate of 2%.

"I am very satisfied with our first quarter 2004 results. We started this year functioning under the new operating business structure. The regional sales offices have proven their efficiency through the creation of a healthy pipeline. The local and offshore delivery centers have indeed managed to provide the required customer support, in line with the expectations in our revised business model. Our customer's satisfaction with our services and products remain strong, whilst the overall cost is lower. These results set a new baseline for the Company's capabilities and demonstrate that BluePhoenix has entered into a new era." said Arik Kilman, Chief Executive Officer of BluePhoenix Solutions.

"Our upside is built through a combination of the existing market need for extended tool offerings and our strong ability to develop and deploy them. During the quarter, we finalized our new technological and business vision. Following the theoretical verification we obtained from leading technology analysts, we have run feasibility tests that have confirmed our ability to upgrade our solution portfolio. The next generation of our tools will be extended to address the entire modernization process from legacy systems up to modern platforms such as J2EE and .NET."

Mr. Kilman added, "We plan to gradually launch our new generation of tools over the next 12 months. With the strong market demand and our new suite of technologies, we are positioned to demonstrate significant future growth in our revenues and margins."

Arik Kilman, BluePhoenix CEO, and Iris Yahal, Chief Financial Officer, will review and discuss the 2004 first quarter results, and will be available to answer investor questions in a conference call on Monday, May 10th 2004 at 10:00 A.M. EST / 5:00 P.M. Israel time. Interested parties are invited to participate by calling one of the telephone numbers listed below, five to ten minutes prior to the start of the conference call. Callers should reference "BluePhoenix First Quarter Results" to the AT&T conference call operator.

In the US call:                       (888) 273-9887

Outside the US call:             +1-612-332-0820

An automated replay of the conference call will be available from May 10th 02:00 P.M. until May 12th at 11:59 P.M. (EST). To access the replay please call (USA) 1-800-475-6701 or (International) +1-320-365-3844, and enter the access code: 730239.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The Company's comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel, and Australia.

The company's major shareholder is the Formula Group (NASDAQ:FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners' property.

Company Contact: Iris Yahal +972-9-9526110

                     BLUEPHOENIX SOLUTIONS LTD.
                       (AN ISRAELI CORPORATION)

                 CONSOLIDATED STATEMENTS OF OPERATIONS
               (in thousands, except per share amounts)

                                                               Year
                                                Three months   ended
                                                   ended      December
                                                 March 31,       31,
                                             -------------------------
                                                2004    2003    2003
                                             -------------------------
                                                  Unaudited

Revenues                                      $14,139 $13,306 $54,340

Cost of revenues                                6,064   6,134  24,115
                                             -------------------------

Gross profit                                    8,075   7,172  30,225

Software development costs, net                 2,039   2,038   8,138

Selling, general and administrative expenses    4,690   4,762  18,847
                                             -------------------------

                                                1,346     372   3,240

Depreciation                                      359     338   1,293

                                             -------------------------
Operating income                                  987      34   1,947

Financial income (expense), net                  (173)     68     165

Other income, net                                 233     284     943
                                             -------------------------
Income before taxes                             1,047     386   3,055

Taxes on income                                     5     142     152
                                             -------------------------
                                                1,042     244   2,903

Minority interest                                 159     (31)   (154)

Equity in losses of affiliated companies         (141)   (151)   (898)
                                             -------------------------

Net income                                      1,060      62   1,851
                                             =========================

Basic earnings per share                         0.08    0.00    0.14
                                             =========================
Diluted earnings per share                       0.08    0.00    0.13
                                             =========================

Common shares outstanding                      13,475  13,449  13,667
                                             =========================

Common shares assuming dilution                14,121  13,449  13,860
                                             =========================
                 BLUEPHOENIX SOLUTIONS LTD.
                       (AN ISRAELI CORPORATION)

                      CONSOLIDATED BALANCE SHEETS
                            (in thousands)

                                                              December
                                                   March 31,     31
                                                     2004       2003
                                                 ---------------------
                                                  Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                           $16,472   $11,105
Marketable securities                                   168       406
Accounts receivable:
Trade                                                12,296    12,617
Other                                                 2,691     1,899
                                                 ---------------------
Total current assets                                 31,627    26,027
                                                 ---------------------

INVESTMENTS                                           2,358     3,794
                                                 ---------------------

FIXED ASSETS
Cost                                                 10,734     8,920
Less - accumulated depreciation                       7,681     6,121
                                                 ---------------------
Total fixed assets                                    3,053     2,799
                                                 ---------------------

OTHER ASSETS, NET                                    53,183    48,200
                                                 ---------------------

Total assets                                        $90,221   $80,820
                                                 =====================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit                               $7,761    $8,342
Current maturities of long term convertible debt      1,352        --
Accounts payable and accruals:
Trade                                                 3,329     3,425
Deferred revenue                                      4,630     3,034
Other                                                 9,227    10,980
                                                 ---------------------
Total current liabilities                            26,299    25,781
                                                 ---------------------

LONG-TERM LIABILITIES:
Convertible debentures                                4,575        --
Loans from banks and convertible debt                 4,651     2,065
Accrued severance pay, net                            1,391       915
Provision for losses in formerly-consolidated
 subsidiary                                           1,971     1,971
                                                 ---------------------
Total long-term liabilities                          12,588     4,951
                                                 ---------------------

MINORITY INTEREST                                     4,599     4,690
                                                 ---------------------

SHAREHOLDERS' EQUITY (net of cost of 1,870,565
shares held by subsidiaries)                         46,735    45,398
                                                 ---------------------

Total liabilities and shareholders' equity          $90,221   $80,820
                                                 =====================